EXHIBIT 99.1

Press Release

Total Realizes France's First Ship-to-Containership

LNG Bunkering Operation, after Inaugural Loading

at Dunkirk LNG terminal

©Dunkerque LNG – HappyDay

Dunkirk, May 3, 2021 – Total has realized the first ship-to-containership Liquefied Natural Gas (LNG) bunkering operation in France. The world’s largest LNG bunker vessel in operation, Total’s Gas Agility¸ has completed on Friday evening, April 30th, at the Port of Dunkirk the refuelling of the world’s largest containership powered by LNG, the CMA CGM JACQUES SAADE, with around 16,400m3 of LNG.

This inaugural operation also marks Dunkerque LNG terminal’s first loading of a small-scale LNG vessel and the Terminal des Flandres’ first LNG bunkering operation with simultaneous cargo operations.

Importantly, it underscores the close cooperation across all partners of the ‘Green Loop’ project consortium, which comprises of Total, the Dunkerque LNG terminal, Mitsui O.S.K. Lines (MOL) and CMA CGM. Co-financed by the European Union under the Connecting Europe Facility (CEF) - Transport Sector, the overall project objective is to promote the decarbonization of maritime transport by deploying a scale-up LNG bunkering solution in North Europe.

Key investments, critical to enable this operation, were made within the framework of this project to boost the Dunkerque LNG terminal’s capabilities in offering small-scale LNG services. Amongst various developments, an existing terminal jetty was adapted to allow the provision of LNG loading to LNG bunkering vessels. Additionally, leveraging the expertise and experience of the consortium partners and the involvement of the Port of Dunkirk, all relevant LNG loading and bunkering procedures were developed in compliance with safety regulations.

Finally, this successful operation is an added testament to the Gas Agility’s operational excellence. Since commencing operations in November 2020, the LNG bunker vessel has delivered more than 160,000 m3 of LNG bunker in Rotterdam where she is based. She is designed to serve a broad range of vessels from various segments, including CMA CGM’s 23 000 TEUs LNG-fuelled container ships.

By 2022, the Gas Agility’s sistership, another 18,600 m3 newbuild LNG bunker vessel, will join Total’s LNG bunker fleet to serve the Mediterranean region. Simultaneously, Total will share the use of a third bunker vessel in Singapore.

“We are pleased to partner with Dunkerque LNG for this unprecedented operation, and to showcase the agility of our LNG bunkering solutions to serve the Northwestern Europe market,” said Jérôme Leprince-Ringuet, Vice President Marine Fuels at Total. “It also reinforces our confidence in the role of LNG for shipping’s energy transition. We will continue to grow our LNG bunker supply network, to help our customers take advantage of the confirmed reduction in greenhouse gases of up to 23% and its significant air quality benefits.”

“We are proud of this successful first operation. Our teams performed the loading with a high level of safety as they always do,” commented Olivier Heurtin, CEO of Dunkerque LNG. “Thanks to a close cooperation with Total, this new chapter showcases the terminal’s commitment to provide the infrastructure and the services to unlock LNG as an alternative low-emission fuel for ships and heavy-duty road transport”.

LNG as a marine fuel

LNG as a marine fuel has gained positive momentum as the global shipping industry looks to adapt to stricter emissions standards.

Used as a marine fuel, LNG helps to cut:

•      Sulfur emissions by 99%,

•      Fine particle emissions by 99%,

•      Nitrogen oxide emissions by up to 85%,

•      Greenhouse gas emissions up to 23% (Well-to-Wake)[1]

LNG represents an available and competitive solution that contributes to the International Maritime Organization’s (IMO) long-term strategy of reducing greenhouse gas emissions from ships. Traction in developing LNG bunkering infrastructure has consequently expanded with several leading ports and LNG bunker suppliers alike having established key initiatives and made significant progress in support of these developments. LNG as a marine fuel also lays the foundation for the introduction of greener bioLNG in the future.

1 Sphera’s ‘2nd Life Cycle GHG Emission Study on the Use of LNG as Marine Fuel’ study: https://sphera.com/research/2nd-life-cycle-ghg-emission-study-on-the-use-of-lng-as-marine-fuel/

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Total, Second Largest Private Global LNG Player

Total is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mtpa by 2025 and a global market share of around 10%. The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, Total markets LNG on all world markets.

About Total

Total is a broad energy group that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Dunkerque LNG

Dunkerque LNG SAS, owner and operator of the LNG terminal, is 61% owned by a consortium made up of gas infrastructure group Fluxys, Axa Investment Managers – Real Assets, acting on behalf of its clients, and Crédit Agricole Assurances, and 39% owned by a consortium of Korean investors led by IPM Group in partnership with Samsung Asset Management. Starting commercial operation on 1st January 2017, the Dunkerque LNG terminal has an annual regasification capacity of 13 billion m3, making it the second-largest LNG terminal in Continental Europe. It is also the only terminal to be connected to two markets: France and Belgium. Gaz-Opale, a subsidiary of Dunkerque LNG (51%) and Fluxys (49%), is the operator of the terminal.

www.dunkerquelng.com

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Contacts

Total:	Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress
Investor Relations: +44 (0)207 719 7962 l ir@total.com

Dunkerque LNG:	Media Relations: Florian Bagnasco: +33 (0)6 21 76 46 74 l
f.bagnasco@dunkerquelng.com l @DunkerqueLNG

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